August 30, 2005

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Opsware Inc.
Form 10-K for Fiscal Year Ended January 31, 2005
Filed April 15, 2005 (the “Form 10-K”)
Form 10-Q for Fiscal Quarter Ended April 30, 2005
Filed June 9, 2005 (the “Form 10-Q”)

Dear Ms. Collins:

On behalf of Opsware Inc. (“Opsware”), we are furnishing this letter to respond to the Staff’s comments contained in your letter dated July 28, 2005.  For your convenience, we have included the comments presented by the Staff, followed by Opsware’s responses.

Form 10-K for the Fiscal Year Ended January 31, 2005

Note 8 – Transactions with EDS, page 62

1.              Provide us a detailed summary of your transactions with EDS along with an analysis and explanation of your accounting, with references to the respective authoritative accounting literature.  At a minimum, please address the following:

•                  Explain why you believe you have objective and reliable evidence of fair value for both the value of the Managed Services Business (MSB) and the separate EDS license and maintenance agreement.  Explain why you believe the renewal rates stated in the EDS License provide you with this evidence for both the MSB and the license and maintenance agreement.

•                  Clarify the nature of the ‘renewal rates’ you used to establish objective evidence of fair value.  Compare and contrast this to your statement that indicates that you do not have vendor specific objective evidence (VSOE) of fair value for your maintenance.

•                  You indicate that you ‘allocated 20% of the total license fees’ to maintenance revenue, which is consistent with the pricing of license and maintenance agreements with other customers.  Compare and contrast this to your statement that indicates that you do not have VSOE of fair value for your maintenance.  Explain the purpose of this allocation and what it represents.

•                  Explain how you determined that the EDS License entailed a separate earnings process and therefore did not affect the quality of use or the value paid by EDS for the MSB.  Explain if and to what extent the MSB had value to EDS without the License agreement.

•                  Provide us with any additional information that will help us understand and evaluate these arrangements with EDS and your underlying accounting.

Response:

EDS Transactions

On August 15, 2002, Opsware (formerly Loudcloud, Inc.) completed the sale of its Managed Services Business through an asset purchase agreement (the “Asset Purchase Agreement”), which included approximately 40 active customer contracts, to EDS for $63.5 million in cash and the assumption of certain liabilities subject to adjustment. Contemporaneous with the execution of the Asset Purchase Agreement, Opsware separately executed a license agreement (the “License Agreement”) with EDS under which EDS would pay minimum license fees of $52.0 million in the aggregate over the three-year term of the license, provided Opsware subsequently developed specified features and functions as set forth in the License Agreement.  This license also provided limited exclusivity rights for EDS whereby we could not license our software to a named list of EDS competitors.

Accounting Treatment of License Agreement and Asset Purchase Agreement

Authoritative Literature

In order to determine whether the $52.0 million License Agreement could be segmented and accounted for separately from the $63.5 million Asset Purchase Agreement,  we considered whether there was objective and reliable evidence of fair value for each element as noted above. We determined that EITF 00-21,”Accounting for Revenue Arrangements with Multiple Deliverables” was the appropriate authoritative literature to review, even though it was not effective at the time of transaction, because EITF 00-21 addresses multiple elements in a single revenue arrangement and the criteria for determining if an independent unit of accounting exists. Although the transactions between EDS and Opsware were not a single revenue transaction but rather a license agreement and the sale of the Managed Services Business to EDS, the criteria in EITF 00-21 provided a reasonable framework in which to view the transaction.

The working model recommended by the EITF 00-21 working group provided that a deliverable in an arrangement should be segmented and accounted for separately from the remainder of the arrangement as an independent unit of accounting only if there is (i) objective and reliable evidence of fair value to allocate the consideration to the separate deliverables in the arrangement and (ii) the deliverable meets at least one of the following criteria at the inception of the arrangement:

a.                               The deliverable does not affect the quality of use or the value to the customer of the other deliverables in the arrangement; or

b.                              The deliverable can be purchased from another unrelated vendor without affecting the quality of use or the value to the customer of the remaining deliverables in the arrangement.

Fair Value of Managed Services Business

In order to determine the relative fair value of the sale of the Managed Services Business, Opsware obtained objective and reliable information from two primary valuation sources.

Independent Appraisal: On June 4, 2002, Opsware obtained a valuation analysis of the stand-alone Managed Services Business from an independent third party.  This analysis was based on a number of valuation techniques and validation points including a Net Asset Approach, a Market Approach and an Income Approach. Based on review of this independent valuation process, the estimated value assignable to the Managed Services Business ranged from a low of $55.0 million using the Net Asset Approach to a high of $65.0 million using the Market Approach, with an average value of $60.3 million.

Fairness Opinion: As part of the approval of the Asset Purchase Agreement, an independent third party was engaged to comment on whether the transaction itself should be considered “fair” to Opsware shareholders. The investment bank Credit Suisse First Boston issued their Fairness Opinion after performing a detailed valuation of the Managed Services Business. The Fairness Opinion included the assets and the assumption of liabilities related to the Managed Services Business. The Fairness Opinion was supported by 1) a discounted cash flow analysis on the Managed Services Business, primarily based on the managed service customer contracts, and to a lesser degree, 2) a precedent transaction analysis, and 3) a selected company analysis. The Credit Suisse First Boston opinion specifically stated that a) they did not consider the financial terms of the Software License Agreement in performing their valuation calculations, and b) they did opine that the transaction based was fair consideration for the Managed Services Business on a $63.5 million purchase price.

Fair Value of License Agreement

In order to determine the relative value of the License Agreement, Opsware looked at the following objective and reliable evidence of fair value.

License Pricing:  EDS prepared a detailed analysis to estimate the amount of savings that could result from its use of Opsware’s IT automation products and technology throughout its installed customer base. This analysis formed the basis by which Opsware and EDS arrived at a price for the software license. Specifically, EDS disclosed in a public press release by them that “Under the terms of the license agreement, EDS would pay $52.0 million over three years.  The agreement provides the foundation for widespread automation of service delivery and applications management – first within EDS’ managed web hosting business, and overtime, throughout EDS’ global network of over 50,000 servers in 14 major data centers and 140 client owned and regional data centers worldwide”.  Within the press release they quantified their potential savings as “well over $100 million in savings over the term of the agreement”.

License Renewal Rates: Under the terms of the License Agreement, upon expiration of the initial three-year  term, EDS was required to either: 1) renew the License Agreement by paying year four and five annual license fees at the higher of (i) the then current rate of usage or

(ii) the contractual minimum for the right to continue use of the software beyond the initial term (i.e., the same as the initial license fee) or, 2) if not renewed, immediately discontinue all use of the technology, erase all copies of the software from their computers and return or destroy all copies of the technology and documentation. This initial license agreement had an initial term of three years plus two one-year renewal periods and any additional use beyond the 2nd renewal term of the software by EDS would require a separately negotiated license agreement. Therefore, the optional year four and five renewal rates, which were the same as the initial license fee, represented objective and reliable evidence of fair value.

Other Factors

We also analyzed the following factors in assessing whether the sale of the Managed Services Business under the Asset Purchase Agreement and the License Agreement were separate units of accounting that could be accounted for separately.

Quality of Use or Value Paid:  As part of the sale of the Managed Services Business, EDS received the rights to all active Loudcloud customer contracts, vendor contracts, fixed assets, accounts receivable and other assets. Additionally, as part of the purchase price, we granted EDS a separate, limited license, including maintenance, to use the Opsware automation technology to service those customer contracts transferred as part of the sale. This license could only be used by EDS for the duration of the term of those aforementioned customer contracts which covered approximately 1,100 total deployed devices, compared to the 18,500 devices subject to license under the separate $52 million License Agreement.

Furthermore, the Asset Purchase Agreement contained two purchase price adjustment contingencies prior to closing: 1) an average contractual monthly recurring revenue as of closing, for 10 specifically identified customer contracts, equal to or greater than the monthly recurring revenue at the date of contract signing, and 2)  EDS’s final determination of the fair value of the assets of the Managed Services Business upon closing. Neither of these contingencies considered or affected the terms or price of the $52 million License Agreement.

Also, under the terms of the $52 million License Agreement, Opsware was obligated to meet specific delivery requirements which, if not met, could delay or eliminate EDS’ payment of license fees. Unlike the limited license received as part of the $63.5 million sale of the managed service business, where there was no specific delivery requirement, these functions and features that were agreed upon at the time of the License Agreement execution (August 2002) were not developed and accepted until January 2003.  However, failure of Opsware to meet its contractual obligations under the License Agreement did not in any way affect the terms of the Asset Purchase Agreement, including the price paid by EDS.

Availability of Other Vendors:  In addition, at the time of the Asset Purchase Agreement, there were several other vendors that could have supplied IT automation software of similar quality as that which was licensed under the License Agreement to EDS, including Altiris, BladeLogic, Hewlett-Packard, IBM, Sun Microsystems, and VERITAS Software.

Accordingly, for the factors noted above, the separate License Agreement did not affect the quality of use or value to EDS of the Managed Services Business assets and liabilities sold separately.

Accounting for Sale of Managed Services Business

We considered Statement of Financial Accounting Concepts No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises” (SFAS 5) in determining when to recognize the value of the sale of the Managed Services Business. SFAS 5 indicates the recognition of gains should follow the principle that gains often result from transactions, and other events, that involve no “earnings process”; therefore, in terms of recognition, it is more significant that the gain be realized rather than earned. Accordingly, Opsware recognized the gain from the sale of the Managed Services Business upon the closing of the transaction in the quarter ended September 30, 2002, computed as the excess of the $63.5 million of cash proceeds from the sale over the carrying value of the net assets sold.

Accounting for the Software License

Under the License Agreement, Opsware was obligated to deliver the Opsware System 3.5 software and several specific new features not available at the date of license execution including “Auto Discovery” and Unix operating system compatibility. Failure to deliver these features could have resulted in forfeiture of up to 100% of the license fees.

Accordingly, Opsware deferred recognition of all revenue under the arrangement until the aforementioned specified deliverables were delivered to and accepted in writing by EDS in October of 2002.  At that point, Opsware was obligated to continue to provide PCS for the remainder of the license term. However, because this transaction represented Opsware’s initial license of its IT automation software, it had not previously marketed or sold PCS on a standalone basis and, therefore, had not established vendor specific objective evidence (VSOE) of fair value for its PCS services.  Accordingly, pursuant to paragraph No. 58 of SOP 97-2, Opsware determined that the license fee should be recognized ratably over the remainder of the license term, which was co-terminus with the PCS term.

However, because the license fees were payable in monthly minimum installments over the three year license term, Opsware determined that the arrangement included extended payment terms and, as a result, revenue to be recognized each period should be the lesser of the proportion of the $52 million minimum fees recognizable on a straight-line basis or those payments which became due in that period. While Opsware had not yet established VSOE for PCS at the time of the License Agreement,, we believed we had a reasonable and rational basis for allocating a portion of the fee to “services” in order to meet the separate revenue caption presentation requirements of Rule 5-03 of Reg. S-X, and that this disclosure provided useful information to the readers of the financial statements in order to better understand the relative contribution of license fees and services to total revenue. Management, with the relevant authority, had established the list price for PCS services as 20% of the net license fee paid by it customers. Subsequently, we established VSOE for maintenance at 20% of the net license fee paid by its customers.

Form 10-Q for the Fiscal Quarter Ended April 30, 2005

Item 4.  Controls and Procedures, page 41

2. We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by Opsware in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms as of December 31, 2004.”  Tell us how your officers considered Exchange Act Rule 13a-15(e) in concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Response:

In reviewing the effectiveness of Opsware’s disclosure controls and procedures as of April 30, 2005, Opsware’s officers concluded that their disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that Opsware files or submits under the Exchange Act is accumulated and communicated to management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  To clarify this point, Opsware intends to add disclosure in its future filings to confirm and emphasize that information required to be disclosed is indeed being accumulated and communicated to management in a timely manner.  Please see the response to comment #3 for the language of the new disclosure.

3. We note your statement that “any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met”.  Tell us how you considered the requirements of Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm to indicate that disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

Response:

Opsware has reviewed and considered the requirement of SEC Release No. 33-8238 and intends to revise its disclosure in future filings to clarify that disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that Opsware’s principal executive officer and principal financial officer have in fact concluded that Opsware’s disclosure controls and procedures are effective at that reasonable assurance level.

In response to comments #2 and #3, in future filings Opsware’s disclosure in its first paragraph regarding controls and procedures will generally be revised to appear as follows:

“Conclusions Regarding Disclosure Controls and Procedures.  Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer, as of [period end date], concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the objectives for which they are designed will be achieved.”

In connection with the above, Opsware acknowledges that:

•                  Opsware is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•                  The Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•                  Opsware may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 744-7508, Jordan Breslow, our General Counsel at (408) 744-7577, or Sharlene Abrams, our Chief Financial Officer at (408) 212-5213, if you have questions or would like additional information regarding this matter.

Very truly yours,

/s/ Benjamin A. Horowitz
Benjamin A. Horowitz
President and Chief Executive Officer
Opsware Inc.